UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 1-9318

A.	Full title of the plan and the address of the plan, if different from that of the Issuer named below:

FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office:

FRANKLIN RESOURCES, INC.

One Franklin Parkway

San Mateo, California 94403

Franklin Resources, Inc.

1998 Employee Stock Investment Plan

Financial Statements

For the Year Ended July 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Resources, Inc. 1998 Employee Stock Investment Plan

We have audited the accompanying statement of financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan as of July 31, 2007 and the related statement of income and changes in plan equity for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial condition of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan as of July 31, 2007 and the income and changes in plan equity for the year ended July 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Perry-Smith LLP
Sacramento, California
October 29, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and the Plan Administrator of the

Franklin Resources, Inc. 1998 Employee Stock Investment Plan

In our opinion, the accompanying statement of financial condition and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the “Plan”) at July 31, 2006, and the changes in net assets available for benefits for the years ended July 31, 2005 and 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
San Francisco, California
October 11, 2006

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF FINANCIAL CONDITION

as of July 31,	2007	2006

Assets:
Contributions due from participants payrolls	$11,082,909	$9,480,086
Matching share contribution due from Plan Sponsor	8,464,246	6,072,280

Total assets	$19,547,155	$15,552,366

Liabilities and Plan Equity:
Payable to Plan Sponsor	$19,547,155	$15,552,366

Total liabilities	$19,547,155	$15,552,366

Plan equity	—	—

Total liabilities and Plan equity	$19,547,155	$15,552,366

[The accompanying notes are an integral part of these financial statements.]

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY

for the fiscal years ended July 31,	2007	2006	2005

Additions:
Participants contributions	$22,434,057	$19,320,053	$16,071,837
Employer match contributions	15,161,801	12,885,682	10,938,069

Total additions	37,595,858	32,205,735	27,009,906

Deductions:
Exercise of option to purchase Plan Sponsor’s common stock	(37,595,858)	(32,205,735)	(27,009,906)

Net increase in plan equity	—	—	—
Plan equity at:
Beginning of year	—	—	—

End of year	$—	$—	$—

[The accompanying notes are an integral part of these financial statements.]

FRANKLIN RESOURCES, INC.

1998 EMPLOYEE STOCK INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

JULY 31, 2007 AND 2006

1.	Description of the Plan

The following description of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. All terms have the meaning set forth in the Plan document.

The Plan was approved by the Board of Directors of Franklin Resources, Inc. (“Franklin”) in December 1997 and by the shareholders of Franklin in January 1998, and became effective on February 1, 1998. The Plan was established for the purpose of providing employees of Franklin and its subsidiaries with an opportunity to purchase common stock of Franklin through accumulated payroll deductions. The Plan is intended to qualify as an “Employee Stock Investment Plan” under Section 423 of the Internal Revenue Code of 1986, as amended (the “Code”). As authorized under the Plan, the Board of Directors of Franklin approved certain amendments to the Plan in December 2000, October 2002 and July 2007.

The Plan is administered by a committee of the Board of Directors of Franklin (the “Plan Administrator”). Smith Barney Stock Plan Services provides recordkeeping services and processes and maintains the individual accounts of the participants. Franklin pays all expenses incurred for administering the Plan.

Eligibility. Employees of Franklin or a designated subsidiary who have been employed for at least ten (10) days are eligible to participate in the Plan. An employee may not be granted an option under the Plan if (1) after the granting of the option, such employee would be deemed to own five percent (5%) or more of the combined voting power or value of all classes of stock of Franklin or (2) such employee is subject to rules or laws of a foreign jurisdiction that prohibit or make impractical the employee’s participation in the Plan.

Participation. Participants in the Plan, by a subscription agreement, authorize a whole percentage payroll deduction between one percent (1%) and ten percent (10%) of compensation during each purchase period. Purchases are made at the end of six (6) month accrual periods, on January 31 and July 31. The Plan Administrator has the authority to change the length of any purchase period and the length of accrual periods within any such purchase period subsequent to the initial purchase period. In June 2007, the Franklin Board of Directors reduced the length of the purchase periods under the Plan from twenty-four (24) months to six (6) months, effective for purchase periods commencing on or after August 1, 2007.

Purchase Discount. Participants are granted a separate option for each purchase period on an enrollment date, which option will be automatically exercised in successive installments on the exercise dates ending within such purchase period. In no event may the participant purchase common stock in any one (1) calendar year having a fair market value in excess of $25,000. If, on the first day of any accrual period in a purchase period, the fair market value of the common stock is less than the fair market value of the common stock on the enrollment date of the purchase period, the purchase period will be terminated automatically and the participant will be enrolled automatically in a new purchase period which has its first accrual period commencing on that date. The purchase price under the Plan is equal to ninety percent (90%) of the lower of the fair market value per share of the common stock on the enrollment date of a purchase period or the fair market value per share on the exercise date. No interest is paid on amounts deducted from an employee’s payroll deduction and subsequently used to purchase common stock under the Plan.

Shares Authorized. The Plan authorizes the issuance of up to two thousand (2,000) shares of common stock per participant (subject to adjustment for capital changes) in any accrual period pursuant to the exercise of non-transferable options granted to participants.

Withdrawal. Participants may withdraw from the Plan, in whole but not in part, at any time by giving written notice fifteen (15) days prior to the exercise date, in which event Franklin will refund the entire balance of the participant’s deductions during the accrual period. Withdrawal during an accrual period will not prevent the participant from participating in a later purchase period.

Amendment and Termination. The Plan Administrator may at any time terminate or amend the Plan. No such termination may affect options previously granted, nor may an amendment make any change in any option previously granted which adversely affect the rights of any participant. A participant’s rights under the Plan are revoked upon termination of such participant’s employment. Upon such termination, Franklin is responsible for returning all monies in such participant’s account which have not yet been used to purchase shares under the Plan.

Matching Grants. Franklin has the right, at its discretion, to provide matching stock based grants to participants of whole or partial shares upon such terms and conditions as are determined from time to time by the Plan Administrator. While reserving its right to change such determination at any time, the Plan Administrator has been providing a matching grant of one-half (1/2) share for each share issued to a participant who holds shares purchased under the Plan, which have not previously been matched, for more than a minimum holding period.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.

Contributions

Participants’ contributions are recorded on the accrual basis as of the date the contributions are withheld from the employees’ compensation. Employer matching contributions from Franklin, as described above, are recorded based on the value of the amount of shares at the time Franklin provides the matching grant of shares.

Withdrawals and Termination of Employment

Participants may withdraw from the plan in whole not in part at any time with at least fifteen (15) days prior written notice. In addition, upon a participant’s ceasing to be an employee for any reason or upon termination of employment, the deferral made by the participant but not yet used to purchase shares will be returned to the participant. All contributions to the Plan have been reported net of withdrawals, as employee withdrawals are refunded by Franklin, the plan sponsor, prior to deposit into the Plan.

Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require new fair value measurements, but provides guidance on how to measure fair value by establishing a fair value hierarchy used to classify the source of the information. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Plan’s management does not expect the adoption of SFAS 157 to have a material impact on its financial position or results of operations.

3.	Security Transactions

Franklin common stock is purchased upon exercise of options under the Plan and such purchase is effective as of the last day of each six (6) month accrual period. The value of the amount of shares of Franklin common stock purchased upon exercise of the options is based upon the amount of the participants’ payroll deduction contributions plus the value of the amount of shares that participants receive at the time Franklin provides matching grants.

Franklin common stock is issued directly to the participants from unissued shares designated for the Plan. For the Plan’s fiscal years ended July 31, 2007, 2006 and 2005, the number of shares issued, including purchases and matching grants were approximately 400,000, 515,000 and 515,000 respectively. Since inception of the Plan, approximately 3,993,000 of the designated shares have been issued.

4.	Federal Income Tax Status

The Plan is intended to constitute an employee stock purchase plan within the meaning of Section 423 of the Code. The Plan Administrator believes the Plan has been operated in compliance with applicable requirements of the Code and therefore no provision for income taxes has been reflected in the accompanying financial statements. Issuance of shares under the Plan is not intended to result in taxable income to participants in the Plan. Upon the sale of Franklin common stock purchased under the Plan, participants are subject to tax. The participant’s tax liability at the time of sale depends upon the holding period of the shares in the Plan.

5.	Plan Amendments

Effective August 1, 2007, the duration of purchase periods changed from a twenty-four (24) month purchase period to a six (6) month purchase period. Purchase periods will continue to commence on February 1 and August 1 of each year. The purchase and accrual periods are approximately six (6) months and will run from February 1 to July 31 each year and from August 1 each year to January 31 of the following year. The accrual period and the purchase period will have the same meaning thereafter. The fair market value of the common stock will be determined on the enrollment date or the exercise date for the duration of the purchase period of six (6) months. The Plan Administrator has the authority to change any purchase period and the length of accrual periods within each purchase period subsequent to the initial purchase period by announcement at least ten (10) days prior to the commencement of the purchase period and to determine whether subsequent purchase periods shall be consecutive or overlapping.

Effective May 31, 2007, the Company registered an additional 4,000,000 shares of common stock to be offered and sold under the Plan as approved by the stockholders on January 25, 2007 at the annual stockholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATE: October 29, 2007	FRANKLIN RESOURCES, INC. 1998 EMPLOYEE STOCK INVESTMENT PLAN

/s/ KENNETH A. LEWIS
	By:	Kenneth A. Lewis
	Title:	Executive Vice President, Chief Financial Officer and Treasurer Authorized Representative of the Plan Administrator of the Franklin Resources, Inc. 1998 Employee Stock Investment Plan

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Perry-Smith LLP Independent Registered Public Accounting Firm

23.2	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm